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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 3, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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Editorial Contacts:
Colleen Duffy Brickley
MERANT
(301) 838-5229
colleen.brickley@merant.com


Investor Relations Contacts:
Larry Death
MERANT
(301) 838-5228
larry.death@merant.com



               MERANT Completes Acquisition of The Marathon Group


MOUNTAIN VIEW,  Calif.  and NEWBURY,  England - August 3, 1999 - MERANT (NASDAQ:
MRNT; London Stock Exchange: MRN), a worldwide leader in enterprise application development, today announced that it has completed the acquisition of privately-held The Marathon Group, a premier Internet professional services firm based in Raleigh, North Carolina. MERANT initially announced on July 20, 1999 its intention to acquire The Marathon Group.

About  MERANT
Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT Web site at http://www.merant.com.

MERANT is a trademark of MERANT International Limited. Marathon Group is a trademark of Essential Software, Inc. All other trademarks as they appear in this release are the property of their respective owners.


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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  August 3, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer